Exhibit 99.1

Ballard Announces $5M Strategic Investment from Nisshinbo, an "Environmental and Energy Company" Group

VANCOUVER, Oct. 27, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that Nisshinbo Holdings Inc., an "Environmental and Energy Company" Group in Japan, has agreed to make a $5 million strategic equity investment in Ballard. The investment will be made through a subscription and purchase of 3,322,479 common shares issued from treasury at a price per share of US$1.5049 (based on a 10-day volume weighted average price calculation). The Company intends to use the proceeds from the financing for general corporate purposes, including potentially funding of future acquisitions or investments in complementary businesses, products or technologies. The deal is expected to close in early November 2015.

Nisshinbo is an "Environmental and Energy Company" Group providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has been a long-time leading global supplier of carbon plates, used in the construction of membrane electrode assemblies (MEAs), to the fuel cell industry.

Randy MacEwen, Ballard President and CEO said, "This transaction further deepens our strong relationship with Nisshinbo, which has developed over the past 20 years of working together in the areas of carbon plates and catalyst technologies. We have benefited greatly from Nisshinbo's materials understanding as well as its production capabilities. We are pleased that moving forward Nisshinbo's interests will be closely aligned with the growth in Ballard shareholder value."

Mr. Masaya Kawata, Nisshinbo Holdings President, Representative Director added, "Nisshinbo views hydrogen fuel cells as a strategic growth area, including anticipated increases in market demand in Japan. This deepening of our partnership with Ballard will be key to Nisshinbo's success as a supplier to the fuel cell industry and as a facilitator of market traction in a range of high-potential application areas."

Nisshinbo has supplied Ballard with compression molded bipolar flow field carbon plates for 20 years, for use in the manufacture of proton exchange membrane (PEM) fuel cells used in various markets applications.

In a PEM fuel cell, the MEA is formed by placing a catalyst coated membrane between two flow field plates. When hydrogen gas flows across one side of the MEA and oxygen moves across the other side an electrochemical (non-combustion) reaction occurs, splitting hydrogen into protons and electrons. The electrons are captured as electricity. Combining fuel cells together to form multi-layer stacks increases the amount of electricity that can be produced.

In May 2015, Ballard announced that it had entered into the next phase of a Technology Solutions project with Nisshinbo focused on a breakthrough non-precious metal catalyst technology intended to significantly reduce the manufacturing cost of certain PEM fuel cells.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

About Nisshinbo Holdings Inc.
On the basis of its three-pronged corporate philosophy of "public entity", "consistent integrity", and "innovation", the Nisshinbo Group, as an "Environmental and Energy Company" Group, supplies solutions to address global environmental problems, which represent the biggest challenge to human society. Utilizing the diverse technologies accumulated so far, Nisshinbo is engaged in the electronics, automobile brakes, precision instruments, chemicals, textiles, papers, and real estate businesses with "wireless communications and electronics", "automotive parts and devices", "lifestyle and materials", and "new energy and smart society" the four strategic business domains. To learn more about Nisshinbo, please visit www.nisshinbo.co.jp/english/.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:00e 27-OCT-15